October 31, 2024

Xiaohao Tan
Chief Executive Officer
Ezagoo Ltd
Rm 205, 2/F, Building 17 , Yard 1
Li Ze Road , Feng Tai District
Beijing 100073, People's Republic of China

       Re: Ezagoo Ltd
           Annual Report on Form 10-K for the Fiscal Year Ended December 31,
2023
           Filed April 8, 2024
           File No. 333-228681
Dear Xiaohao Tan:

        We issued comments on the above captioned filing on August 27, 2024. On October
2, 2024, we issued a follow-up letter informing you that comment(s) remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

        As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Jenna Hough at 202-551-3063, Dietrich King at 202-551-8071, Aamira
Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services